Exhibit 99.1

GFL Environmental Inc. Sets Date for Third Quarter 2020 Earnings Release and Conference Call

VAUGHAN, ON, October 6, 2020 —GFL Environmental Inc. (NYSE, TSX: GFL) (“GFL” or the “Company”) today announced that it will release its third quarter 2020 financial results after the market closes on Wednesday, November 4, 2020 and will host an investor conference call related to this release on Thursday, November 5, 2020 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company’s Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-866-270-1533 or 1-855-669-9657 (conference ID:10148211) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://dpregister.com/sreg/10148211/d988530653. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until November 18, 2020 by dialing 1-855-669-9658 or 1-877-344-7529 (access code 10148211).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States.  Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com